UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                        13a-16 OR 15d-16 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

                           FOR SEPTEMBER 22, 2005

                       COMMISSION FILE NUMBER 1-11284

                            FALCONBRIDGE LIMITED

              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    BCE PLACE, 181 BAY STREET, SUITE 200
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     Form 40-F X
                                  ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                        Yes      No  X
                            ---     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

                        Yes      No  X
                            ---     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes      No  X
                            ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1: Material Change Report of Falconbridge Limited ("Falconbridge"), dated September 22, 2005, disclosing the approval by the Board of Directors of Falconbridge of a shareholder rights plan (the "Rights Plan"), the adoption and entering into by Falconbridge with CIBC Mellon Trust Company of an agreement setting forth the terms of the Rights Plan and the issuance of the Rights under the Rights Plan, a summary of the Rights being set forth in the Material Change Report, and including as Schedule "A" Falconbridge's Press Release, dated September 22, 2005.

The Material Change Report in Exhibit 99.1, excluding Schedule "A", shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The Material Change Report in Exhibit 99.1, excluding Schedule "A", is specifically incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-126529).

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        FALCONBRIDGE LIMITED
                                        (Registrant)


September 27, 2005                  By:  /s/ Stephen K. Young
                                       -----------------------------------------
                                         Stephen K. Young - Corporate Secretary

                               EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

Exhibit 99.1: Material Change Report of Falconbridge Limited ("Falconbridge"), dated September 22, 2005, disclosing the approval by the Board of Directors of Falconbridge of a shareholder rights plan (the "Rights Plan"), the adoption and entering into by Falconbridge with CIBC Mellon Trust Company of an agreement setting forth the terms of the Rights Plan and the issuance of the Rights under the Rights Plan, a summary of the Rights being set forth in the Material Change Report, and including as Schedule "A" Falconbridge's Press Release, dated September 22, 2005.